Exhibit 99.1

news release

Hydro One Announces Executive Change

TORONTO, Feb. 3, 2016 - Hydro One Limited announced today that Sandy Struthers, Chief Operating Officer and Executive Vice President, Strategic Planning will be leaving Hydro One Inc., a wholly owned subsidiary of Hydro One Limited.

Mr. Struthers first joined Hydro One Inc. in 2000 as a Finance Director responsible for mergers and acquisitions and has since held a number of senior management positions.

“Sandy has had a distinguished career at Hydro One and we are grateful for the many significant contributions he has made to the Company, said Mayo Schmidt, President and Chief Executive Officer, Hydro One. “We wish him well in the future.”

About the Company

Hydro One is Ontario’s largest electrical transmission and distribution utility with more than $23 billion in assets and 2014 revenues of over $6 billion. The Company’s regulated transmission and distribution operations are owned by its wholly-owned subsidiary, Hydro One Inc. Hydro One delivers electricity safely and reliably to over 1.2 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates Ontario’s approximately 29,000 km high-voltage transmission network and an approximately 122,000 circuit km primary low-voltage distribution network.

For further information:

Daffyd Roderick, Director, Corporate Affairs, Media Inquiries, 416-345-6868

Bruce Mann, Vice President, Investor Relations, 416-345-5722